

November 15, 2011

<u>Via E-mail</u>
Dennis Eidson
Spartan Stores, Inc.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, Michigan 49518

      Re: **Spartan Stores, Inc.**
            Form 10-K for Fiscal Year Ended March 26, 2011
            Filed May 16, 2011
            File No. 0-31127

Dear Mr. Eidson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ William H. Thompson

           William H. Thompson
           Accounting Branch Chief